EXHIBIT 99.1

ECMOHO Announces Third Quarter 2020 Unaudited Financial Results

SHANGHAI, China, Nov. 30, 2020 (GLOBE NEWSWIRE) -- ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), a leading integrated solutions provider in the non-medical health and wellness market in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights

  Total net revenues were US$71.5 million, compared with US$74.9 million in the same quarter last year.
  Operating loss was US$4.2 million, compared with operating income of US$2.7 million in the same quarter last year.
  Non-GAAP operating loss was US$4.0 million, compared with Non-GAAP operating income of US$3.1 million in the same quarter last year.
  Net loss was US$4.1 million, compared with net income of US$1.9 million in the same quarter last year.
  Non-GAAP net loss was US$3.9 million, compared with net income of US$2.3 million in the same quarter last year.
  Basic and diluted net loss per American Depositary Share (“ADS1”) attributable to ECMOHO Limited’s ordinary shareholders were US$0.12 and US$0.12, respectively, compared with net earnings per ADS of US$0.07 and US$0.06, respectively, for the same period of 2019.
  Non-GAAP basic and diluted net loss per ADS attributable to ECMOHO Limited’s ordinary shareholders were US$0.11 and US$0.11, respectively, compared with net earnings per ADS of US$0.09 and US$0.07, respectively, for the same period of 2019.

Third Quarter 2020 Operational Highlights

  Number of brands offered by the Company decreased to 63 as of September 30, 2020, from 70 as of December 31, 2019.
  Number of cumulative paying consumers was 10.5 million as of September 30, 2020 as compared to 8.2 million as of December 31, 2019 and 7.6 million as of September 30, 2019.
  Repeat purchase rate2 reached 37% in the nine months ended September 30, 2020 as compared to 35% as of the nine months ended September 30, 2019.

1 Each ADS represents four Class A ordinary shares of the Company.

2 “Repeat purchase rate” refers to the percentage of paying consumers in the period indicated who had made more than one purchase with us in such period or in prior periods.

“We are happy to see the sequential improvement in profitability on a quarterly basis and our efforts to strengthen our working capital and lower our liability position started to contribute to our operational results,” said Ms. Zoe Wang, co-founder and Chief Executive Officer of ECMOHO Limited. “In the third quarter, the total revenue was USD 71.5 million. Thanks to our efforts on strict cost control, projects portfolio optimization and actively strategic layout on health industry’s digitalization, our profitability has further improved on quarterly basis. With continuous optimization and investment in IT infrastructure, our operational efficiency improved as well. Our inventory turnover days were down to 77 days in the third quarter of 2020 from 89 days in the same quarter of last year. The cash turnover days also were down to 75 days in the third quarter 2020 from 97 days in the same period of last year.”

“As of the end of September 2020, the accumulated paying users and repurchase rate reached 10.5 million and 37%, respectively. In the third quarter of this year, we continued to optimize our cooperating brands, and put more focus on introducing high value partners. As of the reporting date, we have ceased cooperation with AHC, Tongrentang, and Abbott, and introduced new brands covering medical care equipment, health care and cross-border OTC industry, such as Nordic Naturals, Arkray, Kanghong Pharmaceutical, Beurer, Vitanergy and Modilac. We expect to see these and potential new high value partners to contribute to our future profitability and growth.”

“Under a volatile and unpredictable geopolitical environment, we proactively refined our liability structure and improved our management of working capital. During the quarter, our liability was down to a more healthy level. Meanwhile, we entered into a strategic cooperation with Eternal Asia, a top A-share listed supply chain company. Based on their advantages in capital capability and a leading position in supply chain, this cooperation will enable us to be in a vantage position for introducing and exploring new brand partners.”

“ECMOHO has kept on innovating on strategy digitalization, supply chain, IT infrastructure, and marketing, and promoting consolidation of our leading position as an online service and integrated solutions provider in the health industry. During the Double 11 shopping festival this year, we used multiple promotion channels and methods including a live broadcast and inviting celebrities, which empowered our brand partners and brought high growth for them.”

“Looking forward, we are quite confident in our strong strategic position. We believe our current strategic layout in the industry will enable us to further expand our business and improve our profitability, which will contribute to our revenue growth and sustainable development in the coming years.”

Third Quarter 2020 Financial Results

Total net revenues were US$71.5 million, representing a decrease of 4.6% from US$74.9 million in the same quarter in 2019 with increases in our product sales offset by declines in other revenues. Among brand partners, the Company saw revenue growth from existing partners Wyeth Nutrition, Harbin Pharmaceutical, Jiangzhong Shiliao, and new partners Bayer and Mediheal.

Cost of revenues were US$58.8 million, representing an increase of 4.0% from US$56.5 million in the same quarter in 2019. The increase in cost of revenues was mainly due to higher sales to online retailers.

Operating expenses were US$16.9 million, as compared with US$15.7 million in the same quarter in 2019. Operating expenses represented 23.6% of net revenues, compared with 21.0% of net revenues in the same quarter in 2019.

  Fulfillment expenses were US$3.4 million, representing a decrease of 18.8% from US$4.2 million in the same quarter in 2019. The decrease was mainly due to lower unit expenses that we pay to third-party logistics providers. Fulfillment expenses represented 4.7% of net revenues, down from 5.6% in the same quarter in 2019.
  Sales and marketing expenses were US$10.2 million, representing an increase of 11.0% from US$9.2 million in the same quarter in 2019. Within sales and marketing expenses, platform fees and promotional expenses grew due to more promotional activities in the period. Sales and marketing expenses represented 14.3% of net revenues, up from 12.3% in the same quarter in 2019.
  General and administrative expenses were US$3.0 million, representing an increase of 56.0% from US$1.9 million in the same quarter in 2019. The increase was primarily due to higher professional service fees post IPO, such as audit fee, legal fee and insurance expense. General and administrative expenses represented 4.3% of net revenues, up from 2.5% in the same quarter in 2019.
  Research and development expenses were US$0.3 million, representing a 41.0% decline from US$0.4 million in the same quarter in 2019. The decline was primarily due to a reduced headcount in the R&D department in the period.

Operating loss was US$4.2 million, compared with operating income of US$2.7 million in the same quarter in 2019.

Non-GAAP operating loss was US$4.0 million, compared with Non-GAAP operating income of US$3.1 million in the same quarter in 2019.

Net loss was US$4.1 million, compared with net income of US$1.9 million during the same quarter in 2019.

Non-GAAP net loss was US$3.9 million, compared with Non-GAAP net income of US$2.3 million during the same quarter in 2019.

Net loss attributable to ECMOHO Limited was US$4.1 million, compared with net income attributable to ECMOHO Limited of US$2.0 million during the same quarter in 2019.

Non-GAAP net loss attributable to ECMOHO Limited was US$3.9 million, compared with Non-GAAP net income attributable to ECMOHO Limited of US$2.4 million during the same quarter in 2019.

As of September 30, 2020, the Company had US$54.4 million in cash, cash equivalents and restricted cash, an increase from US$51.1 million as of December 31, 2019.

Inventories as of September 30, 2020 decreased by 9% from June 30, 2020, as the company committed to improve the efficiency of inventory and cash flow management.

Business Outlook

The sequential improvement in profitability on a quarterly basis and improved inventory and liability position consolidated our determination to improve our operational efficiency and profitability going forward. We will keep optimizing our existing brand portfolio and introducing new brands with higher profitability. Therefore in the fourth quarter, we estimate the revenue will decrease year over year, while we expect the net loss will be significantly narrowed compared with last quarter, or even breakeven.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates, which are subject to substantial uncertainty.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, as supplemental measures to review and assess its financial and operating performance.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited is net income (loss) attributable to ordinary shareholders of ECMOHO Limited excluding the impact of share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by four.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations and non-GAAP net income (loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited, and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income (loss) from operations and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of ECMOHO Limited and net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled “Reconciliations of GAAP and Non-GAAP Results.”

All quarterly results referred to in the text, tables and attachments to this press release are unaudited.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. The exchange rate used for translation at September 30, 2020 was US$1.00 = RMB6.8101, representing the index rates stipulated by the People’s Bank of China.

The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, the Company’s statements about its expectations for Company performance in 2020, its strategy and industry outlook are forward-looking statements and are inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solution provider in the non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over eight years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Email: IR@ecmoho.com

ECMOHO LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As of December 31, 2019	As of September 30, 2020
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	49,099	51,379
Restricted cash	2,000	3,004
Accounts receivable, net	49,829	51,275
Inventories, net	49,895	46,688
Prepayments and other current assets	21,366	10,815
Total current assets	172,189	163,161
Property and equipment, net	1,429	1,072
Intangible assets	1,311	1,081
Operating lease right-of-use assets	1,204	486
Long-term investments	-	4,050
Deferred tax assets, net	788	805
Other non-current assets	1,539	1,536
Total assets	178,460	172,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	34,516	23,681
Accounts payable	26,439	45,935
Amounts due to related parties	16,233	11,426
Advances from customers	1,043	1,206
Operating lease liabilities, current	1,052	320
Salary and welfare payable	719	627
Tax payables	3,043	4,432
Accrued liabilities and other current liabilities	10,517	8,596
Total current liabilities	93,562	96,223
Deferred taxes liabilities	139	89
Operating lease liabilities, non-current	69	-
Total liabilities	93,770	96,312

Shareholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value	1	1
Class B Ordinary Shares, US$ 0.00001 par value	1	1
Additional paid-in capital	105,944	109,132
Accumulated other comprehensive loss	(2,265)	(946)
Accumulated deficit	(19,556)	(32,455)
Total ECMOHO Limited shareholders’ equity	84,125	75,733
Non-controlling interests	565	146
Total shareholders’ equity	84,690	75,879
Total liabilities and shareholders’ equity	178,460	172,191

ECMOHO LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020
	US$	US$	US$	US$
Total net revenues	74,929	71,450	226,254	233,087
Total cost of revenue	(56,513)	(58,791)	(171,946)	(192,395)
Gross profit	18,416	12,659	54,308	40,692
Operating expenses(1):
Fulfillment expenses	(4,178)	(3,392)	(12,626)	(11,776)
Sales and marketing expenses	(9,181)	(10,195)	(28,292)	(31,560)
General and administrative expenses	(1,948)	(3,039)	(6,389)	(9,487)
Research and development expenses	(442)	(261)	(1,341)	(895)
Other operating income	-	-	-	16
Total operating expenses	(15,749)	(16,887)	(48,648)	(53,702)
Operating income (loss)	2,667	(4,228)	5,660	(13,010)
Finance expense, net	(719)	(519)	(1,828)	(2,207)
Foreign exchange income, net	145	416	94	304
Other income, net	137	188	399	1,717
Income (loss) before income tax expenses	2,230	(4,143)	4,325	(13,196)
Income taxes (expenses) benefits	(308)	17	(684)	26
Net income (loss)	1,922	(4,126)	3,641	(13,170)
Less: Net loss attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders	(55)	(5)	(149)	(271)
Net income (loss) attributable to ECMOHO Limited	1,977	(4,121)	3,790	(12,899)
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	(310)	-	(918)	-
Less: Accretion to redemption value of redeemable non-controlling interests	-	-	(312)	-
Net income (loss) attributable to ECMOHO Limited’s ordinary shareholders	1,667	(4,121)	2,560	(12,899)

Net earnings (loss) per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.02	(0.03)	0.03	(0.09)
—diluted	0.01	(0.03)	0.02	(0.09)

Net earnings (loss) per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.07	(0.12)	0.11	(0.37)
—diluted	0.06	(0.12)	0.09	(0.37)

Weighted average number of Ordinary Shares
—basic	90,681,400	139,786,746	90,681,400	139,651,735
—diluted	112,072,446	139,786,746	111,747,459	139,651,735

(1)Share-based compensation expenses are allocated in operating expenses items as follows:

	For Three Months Ended		For Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020
	US$	US$	US$	US$

Fulfillment expenses	2	5	2	11
Sales and marketing expenses	114	32	280	227
General and administrative expenses	266	220	768	661
Research and development expenses	4	4	4	10
Total Share-based compensation expenses	386	261	1,054	909

ECMOHO LIMITED
Reconciliations of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020
	US$	US$	US$	US$

Operating income (loss)	2,667	(4,228)	5,660	(13,010)
Add: Share-based compensation expenses	386	261	1,054	909
Non-GAAP Operating income (loss)	3,053	(3,967)	6,714	(12,101)

Net income (loss)	1,922	(4,126)	3,641	(13,170)
Add: Share-based compensation expenses	386	261	1,054	909
Non-GAAP Net income (loss)	2,308	(3,865)	4,695	(12,261)

Net income (loss) attributable to ECMOHO Limited’s ordinary shareholders	1,667	(4,121)	2,560	(12,899)
Add: Share-based compensation expenses	386	261	1,054	909
Non-GAAP Net income (loss) attributable to ECMOHO Limited’s ordinary shareholders	2,053	(3,860)	3,614	(11,990)

Non-GAAP net earnings (loss) per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.09	(0.11)	0.16	(0.34)
—diluted	0.07	(0.11)	0.13	(0.34)

Weighted average number of Ordinary Shares
—basic	90,681,400	139,786,746	90,681,400	139,651,735
—diluted	112,072,446	139,786,746	111,747,459	139,651,735